UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MULLEN AUTOMOTIVE INC.
(Name of Issuer)

Common Stock, $0.001 per share par value
(Title of Class of Securities)

62526P109
(CUSIP Number)

March 1, 2022
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Acuitas Group Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	5	SOLE VOTING POWER
NUMBER OF		29,363,838(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		29,363,838(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,363,838(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99%(2)

12	TYPE OF REPORTING PERSON*
OO

(1) Consists of (i) 2,703,015 shares of common stock issuable upon conversion of 2,703,015 shares of Series C Preferred Stock currently owned, (ii) 7,913,714 shares of common stock issuable upon exercise of warrants currently owned, (iii) 747,109 shares of common stock issuable upon conversion of 747,109 shares of Series C Preferred Stock that we have the right to purchase until November 5, 2022, and (iv) 18,000,000 shares of common stock held directly.

(2) This percentage is calculated based on 188,118,436 shares of common stock outstanding as of March 1, 2022. As more fully described in Item 4, the Series C Preferred Stock and Warrants are subject to a 9.99% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

1	NAME OF REPORTING PERSONS
Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

	5	SOLE VOTING POWER
NUMBER OF		29,363,838(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		29,363,838(1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,363,838(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of (i) 2,703,015 shares of common stock issuable upon conversion of 2,703,015 shares of Series C Preferred Stock currently owned, (ii) 7,913,714 shares of common stock issuable upon exercise of warrants currently owned, (iii) 747,109 shares of common stock issuable upon conversion of 747,109 shares of Series C Preferred Stock that we have the right to purchase until November 5, 2022, and (iv) 18,000,000 shares of common stock held directly.

(2) This percentage is calculated based on 188,118,436 shares of common stock outstanding as of March 1, 2022. As more fully described in Item 4, the Series C Preferred Stock and Warrants are subject to a 9.99% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

Item 1 (a). Name of Issuer:

Mullen Automotive Inc. (f/k/a Net Element, Inc.) (the “Issuer”)

Item 1 (b). Address of Issuer's Principal Executive Offices:

1405 Pioneer Street

Brea, California 92821

Item 2 (a). Name of Person Filing:

Acuitas Group Holdings, LLC and Terren S. Peizer (collectively, the “Reporting Persons”)

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

Item 2 (c). Citizenship:

The Acuitas Group Holdings, LLC is a California limited liability company. Mr. Peizer is a U.S. citizen.

Item 2 (d). Title of Class of Securities:

Common stock, par value $.001 per share, of the Issuer (the “Common Stock”)

Item 2 (e). CUSIP Number:

62526P109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

 (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

 (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

 (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

 (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

 (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

 (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Persons hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Persons is based on 188,118,436 shares of the Common Stock issued and outstanding as of March 1, 2022 and assumes the issuance of shares of Common Stock upon full conversion of the Company’s Series C Preferred Stock held by the Reporting Persons and full exercise of the warrants (the “Warrants”) each subject to the Beneficial Ownership Maximum (as defined below).

Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation and the Warrants, the Company cannot issue Common Stock to the Reporting Persons, and the Reporting Persons cannot convert shares of Series C Preferred Stock or exercise the Warrants, to the extent that the Reporting Persons would beneficially own, after any such issuance or exercise, more than 9.99% of the then issued and outstanding Common Stock (the “Beneficial Ownership Maximum”), and the percentage set forth in Row 11 of the cover page gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not convert all of the Series C Preferred Stock and could not exercise all of the Warrants.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2022

/s/ Terren S. Peizer
Terren S. Peizer

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer
Chairman

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of Mullen Automotive Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

March 10, 2022

By:	/s/ Terren S. Peizer
Terren S. Peizer

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer
Chairman